EXHIBIT 12

Ratio of Earnings to Fixed Charges

	Years Ended December 31,
(In Millions Except Ratios)	2015	2014	2013	2012	2011(a)
Fixed Charges:

Interest Expense, Including Amortization of Deferred Finance Fees	$55	$54	$55	$55	$17

Interest Portion of Rental Expense (b)	19	24	25	24	21

Total Fixed Charges	74	78	80	79	38

Earnings Before Income Taxes, Discontinued Operations and Fixed Charges:

Pre-tax income (before income or loss from equity investees)	403	421	298	388	379

Fixed Charges	74	78	80	79	38

Total Earnings Available For Fixed Charges	$477	$499	$378	$467	$417

Ratio of Earnings to Fixed Charges:	6.4	6.4	4.7	5.9	10.9

(a)	This period includes the issuance of $1.2 billion aggregate principal amount of senior notes which were issued in September 2011. Interest on the Senior Notes accrues from September 20, 2011.

(b)	Calculated as 33% of rent expense, which is a reasonable approximation of the interest factor.